PROSPECTUS SUPPLEMENT NO. 6                   FILED PURSUANT TO RULE 424(B)(3)
(TO PROSPECTUS DATED JULY 16, 2004)                REGISTRATION NO. 333-115508



                           TELEWEST GLOBAL, INC.

                     110,000,000 SHARES OF COMMON STOCK

This prospectus supplement supplements the prospectus dated July 16, 2004 relating to the offer and sale by the selling stockholders identified in the prospectus of up to 110,000,000 shares of common stock of Telewest Global, Inc. The information in this prospectus supplement replaces and supersedes the information set forth under the heading "Management" in the prospectus dated July 16, 2004.

This prospectus supplement further includes (i) a report on Form 8-K, filed on December 12, 2004, including amended and restated by-laws of Telewest; and
(ii) a report on Form 8-K, filed on December 22, 2004 including a press release ammouncing that its subsidiary Telewest Networks Communication Limited has executed a pound 1,550,000,000 Senior Facilities Agreement and a pound 250,000,000 Second Lien Facilities Agreement.

The information contained in the report included in this prospectus supplement is dated as of the period of such report. This prospectus supplement should be read in conjunction with the prospectus dated July 16, 2004, as supplemented on July 29, 2004, September 10, 2004, September 20, 2004 and November 17, 2004, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated July 16, 2004, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




         The date of this Prospectus Supplement is December 22, 2004

                                 MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following tables contain information regarding our directors and executive officers:

BOARD OF DIRECTORS

NAME                                    AGE  POSITION WITH TELEWEST
----                                    ---  ----------------------
Anthony (Cob) Stenham                   72  Class III Director and Chairman
                                              of the Board
Barry R. Elson                          63  Class I Director and Acting Chief
                                              Executive Officer
William Connors                         34  Class III Director
John H. Duerden                         64  Class III Director
Marnie S. Gordon                        39  Class II Director
Michael Grabiner                        54  Class II Director
Donald S. La Vigne                      39  Class I Director
Michael McGuiness                       40  Class I Director
Steven R. Skinner                       62  Class II Director

Anthony (Cob) Stenham. Mr. Stenham became Chairman of Telewest on March 2, 2004 effective as of February 19, 2004 and in his capacity as Chairman serves as an executive officer of Telewest. Mr. Stenham has served as non-executive Chairman of Telewest Communications (the holding company for the businesses of Telewest prior to its financial restructuring) since December 1999 and served as a non-executive deputy Chairman from November 1994 to December 1999. From 1992 to 2003 he was a non-executive director of Standard Chartered plc and from 1990 to 1997 he was Chairman of Arjo Wiggins Appleton plc and a managing director of Bankers Trust Company from 1986 to 1990. Mr. Stenham also currently serves as non-executive Chairman of Ashtead Group plc, Ifonline Group Limited and Whatsonwhen Limited. He is a non-executive director of Hebridean Cruises plc.

Barry R. Elson. Mr. Elson became Chairman and a director of Telewest on November 26, 2003. Mr. Elson resigned as Chairman, although not as a director, and was appointed Acting Chief Executive Officer of Telewest on March 2, 2004, effective as of February 18, 2004. Mr. Elson served as Acting Chief Executive Officer of Telewest Communications from February 18, 2004 through the completion of the financial restructuring. Mr. Elson has been a senior executive in the broadband-telephony-video industry for 18 years, almost 14 of those with Cox Communications in Atlanta where he rose through a series of senior line operating positions to be Executive Vice President of Operations with a company-wide $1.4 billion profit and loss responsibility. From 1997 to 2000, he was President of Conectiv Enterprises and corporate Executive Vice President of Conectiv, a diversifying $4.2 billion energy company in the middle Atlantic states. Most recently, he was Chief Operating Officer of Urban Media, a Silicon Valley venture capital backed building centric CLEC start-up with nationwide operations, and President of Pilot Associates, a management consulting/coaching firm specializing in the broadband-telephony-video industry for Wall Street clients.

William Connors. Mr. Connors became a director of Telewest on November 26, 2003. Mr. Connors is a Portfolio Manager for W.R. Huff Asset Management Co., LLC and Chief Investment Officer of WRH Global Securities, LP. He has worked with W.R. Huff Asset Management since 1992. Mr. Connors serves on the Board of Directors of ICG Communications, Inc. and Impsat Fiber Networks Inc. He is a Chartered Financial Analyst.

John H. Duerden. Mr. Duerden became a director of Telewest on November 26, 2003. Mr. Duerden is currently Executive President of the Climate and Appliance Controls Division of Invensys plc, a UK production technology company. From September 2002 to April 2004, Mr Duerden was the Chief Operating Officer, Development Division of Invensys plc. From May 2001 through September 2002, Mr. Duerden was Chief Executive Officer of Xerox Engineering Systems, Inc., a wholly owned subsidiary of Xerox Corporation. From September 2000 through January 2001, Mr. Duerden was briefly Chief Executive Officer and Managing Director of Lernout & Hauspie Speech Products, a speech and language solutions company, which filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code on November 29, 2000. Mr. Duerden was an executive officer during the time of such filing. From August 1995 through May 2000, Mr. Duerden was Chairman, Chief Executive Officer and President of Dictaphone Corporation, a company that provides medical dictation systems, communications recording and quality monitoring systems. From June 1990 through April 1995, Mr. Duerden was President and Chief Operations Officer of Reebok International, the athletic footwear and apparel company.

Marnie S. Gordon. Ms. Gordon became a director of Telewest on November 26, 2003. Ms. Gordon has been a director of and chair of the Audit Committee for Thermadyne Holdings Corporation, a manufacturer of cutting and welding products, since June 2003. From April 1998 through January 2001, Ms. Gordon was a director at Angelo, Gordon & Co., an investment management firm specializing in non-traditional assets. Ms. Gordon is a Chartered Financial Analyst.

Michael Grabiner. Mr. Grabiner became a director of Telewest on September 8, 2004. Mr. Grabiner joined Apax Partners in February 2002 and was appointed a Director of Apax Partners Ltd in February 2004. From 1996 to 2001 he served as Chief Executive Officer of Energys plc, a leading telecommunications company in the UK. He served in various positions at BT plc between 1973 and 1996, among others as Director of BT Europe, Director of Global Customer Service and Director of Quality and Organization. He currently holds additional directorships in several privately held companies.

Donald S. La Vigne. Mr. La Vigne became a director of Telewest on November 26, 2003. Mr. La Vigne is currently a Managing Director for Fortress Investment Group, an asset management company. From January 2001 to June 2004, Mr. La Vigne served as head of Private Equity for J. Rothschild Capital Management Ltd., an investment management company, and a subsidiary of RIT Capital Partners Plc. From January 2000 through July 2000, Mr. La Vigne was Executive Vice President--Strategy and Business Development for eMachines, Inc., a personal computer vendor. From January 1999 through January 2000, Mr. La Vigne was Chief Executive Officer of FreePC, Inc., a personal computer company that subsequently merged with eMachines, Inc. From June 1997 through December 1998, Mr. La Vigne was President of Stanton Capital, LLC, a private investment management business.

Michael McGuiness. Mr. McGuiness became a director of Telewest on November 26, 2003. Mr. McGuiness is a Portfolio Manager for W.R. Huff Asset Management Co., L.L.C., an investment adviser and private equity boutique, and a large independent manager in the High Yield market. Mr. McGuiness has worked for W.R. Huff Asset Management since June 1994. Mr. McGuiness serves on the Board of Directors and is a member of the Finance Committee of Sirius Satellite Radio, Inc. Mr. McGuiness is a Chartered Financial Analyst.

Steven R. Skinner. Mr. Skinner became a director of Telewest on November 26, 2003. From March 1997 through June 2003, Mr. Skinner served as President and Chief Operating Officer and a director of Triton PCS, one of the leading wireless service carriers in the Southeast of the United States. Mr. Skinner is also a director of Lightship Telecom, an integrated communications provider serving New England. Mr. Skinner was also the co-founder of Triton PCS and prior to January 1997, until the company was sold in 2000, was the co-founder and vice chairman of the advisory board of Triton Cellular Partners L.P., a company that specialized in acquiring and managing rural cellular companies.

     Most of our directors were designated by certain of the holders of Telewest Communications' notes and debentures prior to the cancellation of those notes and debentures in connection with the financial restructuring. None of these persons has any further rights in respect of the election of directors or the appointment of executive officers of Telewest.

EXECUTIVE OFFICERS

NAME                                 AGE  POSITION WITH TELEWEST
----                                 ---  ----------------------
Anthony (Cob) Stenham                72 Chairman of the Board
Barry R. Elson                       63 Director and Acting Chief Executive
                                          Officer
Eric J. Tveter                       46 President and Chief Operating
                                          Officer
Stephen Cook                         44 Vice President, Group Strategy
                                          Director and General Counsel
Neil Smith                           39 Vice President and Chief Financial
                                          Officer

Stephen Cook. Mr. Cook was appointed Vice President, Group Strategy Director and General Counsel of Telewest on November 26, 2003. Mr. Cook has served as a director of Telewest Communications and as Group Strategy Director of Telewest Communications since April 2000 following the completion of the merger with Flextech. Mr. Cook has also served as General Counsel of Telewest Communications since August 2000. From October 1998 to April 2000, Mr. Cook served as General Counsel, Company Secretary and as an executive director of Flextech. Between April 1995 and October 1998, Mr. Cook was a partner with Wiggin and Co., Flextech's principal legal advisers, and a non-executive director of SMG plc from March 2000 until November 2002. Mr. Cook was a partner at the law firm of McGrigor Donald from May 1993 until April 1995.

Neil Smith. Mr. Smith was appointed Vice President and Chief Financial Officer of Telewest on November 26, 2003. Mr. Smith has served as Group Finance Director of Telewest Communications since September 1, 2003. Prior to that, Mr. Smith served as Deputy Group Finance Director of Telewest Communications from September 2002 to September 2003. Mr. Smith had previously served as Finance Director, Consumer Sales Division of Telewest Communications from August 2000 to September 2002, having joined Telewest Communications as Group Financial Controller in July 2000. Prior to that, Mr. Smith was Deputy Finance Director at Somerfield plc, a UK based food retailer, where Mr. Smith worked in many corporate finance roles since 1994.

Eric J. Tveter. Mr. Tveter was appointed President and Chief Operating Officer of Telewest in July 2004 and served as President and Chief Operating Officer of Telewest Communications from June 2004 through the completion of the financial restructuring. Prior to that, Mr. Tveter was Chief Operating Officer of MasTec, Inc., a telecommunications infrastructure solutions provider, from July 2002 to March 2004. Prior to joining MasTec, Inc., Mr. Tveter was an executive with Comcast Corporation, Time Warner Communications, Cablevision Systems Corporation's Lightpath business unit, and Metromedia International Group, Inc. where he held various key roles in the industries served by MasTec, Inc.

STAGGERED BOARD

     Our restated certificate of incorporation provides that our directors are divided into three classes, each of which serves a staggered three-year term. Our Class I Directors are Barry R. Elson, Donald S. La Vigne and Michael McGuiness and their terms terminate on the date of our 2005 annual meeting. Our Class II Directors are Marnie S. Gordon, Steven R. Skinner and Michael Grabiner and their terms terminate on the date of our 2006 annual meeting. Our Class III Directors are William Connors, John H. Duerden and Cob Stenham and their terms terminate on the date of our 2007 annual meeting. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting are elected for a three-year term.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has an Audit Committee, Compensation Committee, Executive and Nominating Committee, and Strategic Development and Finance Committee.

AUDIT COMMITTEE

     The Audit Committee operates under a charter adopted by our board of directors. Our Audit Committee is responsible for reviewing and monitoring our financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice, receiving and reviewing audit reports submitted by our independent auditors and making recommendations to our board of directors as may seem appropriate to the Audit Committee to ensure that our interests are adequately protected, and reviewing and approving all related-party transactions and potential conflict of interest situations. In addition, the Audit Committee, among other things, selects the external auditors, reviews the independence of external auditors, monitors compliance with our internal controls and approves non-audit services performed by the external auditors.

     Our Audit Committee members are Marnie S. Gordon (Chair), Michael Grabiner and Donald S. La Vigne, who are independent in accordance with the requirements of section 10A(m)(3)(B) of the Securities Exchange Act of 1934, as amended, and the rules promulgated by the SEC thereunder and as required by the audit committee charter and the listing standards of the National Association of Securities Dealers, Inc.

     Ms. Gordon is a financial expert as defined in the rules promulgated by the SEC.

   COMPENSATION COMMITTEE

     The Compensation Committee is responsible for administering our employee stock option plans and, in this capacity, approving all option grants to executive officers and management. The Compensation Committee also makes recommendations to our board of directors with respect to the compensation of the Chairman of the Board and the Chief Executive Officer and approves the compensation paid to other senior executives.

     Our Compensation Committee members are William Connors, John H. Duerden and Donald S. La Vigne, who are independent as required under the listing standards of the National Association of Securities Dealers, Inc.

EXECUTIVE AND NOMINATING COMMITTEE

     The Executive and Nominating Committee manages our business affairs between meetings of our board of directors with respect to issues the Executive and Nominating Committee determines do not require a meeting of our board of directors as a whole. The Executive and Nominating Committee generally has all of the authority of our board of directors in the transaction of our business, which, in the judgment of the Executive and Nominating Committee, may require action before the next regular meeting of our board of directors.

     The Executive and Nominating Committee also establishes and articulates the qualifications, desired background, and selection criteria for members of our board of directors in accordance with relevant rules and law and is responsible for the evaluation and recommendation to our board of directors concerning the number and accountability of board committees, committee assignments and committee membership rotation practices. In addition, the Executive and Nominating Committee makes recommendations to our board of directors concerning all nominees for board membership, including the re-election of existing board members. The Executive and Nominating Committee solicits input from the board of directors and conducts a review of the effectiveness of the operation of the board and board committees, including reviewing governance and operating practices and the corporate governance guidelines for our board of directors.

     Our Executive and Nominating Committee members are William Connors, Michael McGuiness, Steven Skinner and Cob Stenham (ex officio for all functions other than nominations). All of the members of the Executive and Nominating Committee participating in nominating decisions are independent as required under the listing standards of the National Association of Securities Dealers, Inc.

STRATEGIC DEVELOPMENT AND FINANCE COMMITTEE

     The Strategic Development and Finance Committee is responsible for overseeing our financing, investment and strategic acquisition activities. The Strategic Development and Finance Committee reviews our finances and make recommendations to our board of directors and senior management regarding significant capital markets activities such as equity and debt issuances, debt refinancings and other changes to our capital structure. The Strategic Development and Finance Committee also advises our board of directors and members of senior management on matters such as long-range financial and strategic planning, material acquisitions and dispositions, joint ventures and strategic alliances. Our Strategic Development and Finance Committee members are Michael McGuiness, Marnie Gordon, Steven Skinner and Cob Stenham (ex officio).

COMPENSATION OF OUR DIRECTORS

     Non-employee directors receive an annual fee of $60,000, plus $500 per board or committee meeting by telephone and $1,000 per board or committee meeting held in person.

     In addition to the fees paid to them as directors, committee chairmen, other than the chairman of the Audit Committee, receive an annual fee of $12,500 and each other committee member receives an annual fee of $6,500. The chairman of the Audit Committee receives an additional annual fee of $30,000.

     We reimburse our directors for out-of-pocket expenses incurred in connection with meetings of the board of directors and committees of the board of directors.

     We established a share plan pursuant to which each director (other than Mr. Stenham and Mr. Elson) received an initial grant of options to purchase 229,688 shares as a means to encourage the directors to remain with us and to align the interests of the directors with those of our stockholders. These options vest upon the first meeting of stockholders occurring after the date of grant (or, if earlier, upon a change of control) and have an exercise price of $13.70 (subject to adjustment in certain circumstances). Further grants to directors may be considered. Mr. Stenham and Mr. Elson will be compensated pursuant to separate agreements as described further below. See "--Employment Contracts and Termination of Employment and Change-in-Control Arrangements."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee will not have been at any time during fiscal 2003, or at any other time, officers or employees of Telewest Communications.

     No executive officer of Telewest, other than Barry Elson and Cob Stenham, will serve as a member of our board of directors. No executive officer of Telewest serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or the Compensation Committee.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     TCN purchases and maintains insurance that, subject to policy terms and limits of coverage, indemnifies present and former directors of Telewest Communications and its subsidiaries, including Telewest, against certain liabilities incurred by them as directors and officers.

     Our charter requires us to indemnify our current and former directors and officers against certain liabilities to the fullest extent permitted by law. Our by-laws also provide that we may purchase and maintain insurance on behalf of any of our directors, officers or agents. We have also entered into indemnification agreements with our directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the aggregate compensation paid by Telewest Communications for the last three fiscal years to the Managing Director and the executive officers of Telewest Communications, referred to as the Named Executive Officers, that were appointed executive officers of Telewest in connection with the financial restructuring. The positions referred to in the table are those held at Telewest.


                                            ANNUAL COMPENSATION                             LONG-TERM COMPENSATION
                                            -------------------                             ----------------------
                                                               OTHER     RESTRICTED
                                                               ANNUAL      SHARE        SECURITIES    LTIP       ALL OTHER
                                         SALARY      BONUS  COMPENSATION  AWARDS(4)    UNDERLYING    PAYOUTS   COMPENSATION
                                        ((POUND     ((POUND   ((POUND      ((POUND      OPTIONS/    ((POUND      ((POUND
NAME AND PRINCIPAL             YEAR      000'S)      000'S)   000'S)(3)     000'S)     SARS (#)(5)   000'S)     (000'S)(6)
POSITION                       ----      ------      ------   ---------     ------     -----------   ------     ----------
Anthony (Cob) Stenham          2003       175          --        18            --           --         --          --
(Chairman of the Board)        2002       175          --        21            --           --         --          --
                               2001       175          --        15            --           --         --          --
Charles Burdick (1)            2003       500         180        97            --           --         --          20
(Former President and          2002       400         160        76            --           --         --          15
   Chief Executive Officer)    2001       347         283        41           205      816,666         --          14
Stephen Cook                   2003       370         133        90            --           --         --          --
(Vice President, Group         2002       350         140        84            --           --         --          --
   Strategy  Director          2001       347         112        81            --      816,666         --          --
   and General Counsel)
Neil Smith                     2003       210         191(2)     64            --           --         --          20
(Vice President and Chief      2002       175          55        47            --           --         --          28
   Chief Financial Officer)    2001       160          60        38            --      407,457         --          20

------------------------

(1) Charles Burdick resigned as group managing director and as a director of Telewest Communications and as a director and President and Chief Executive Officer of Telewest effective as of February 18, 2004. Barry Elson was appointed Acting Chief Executive Officer of Telewest Communications on February 18, 2004 and Acting Chief Executive Officer of Telewest on March 2, 2004 with effect from February 18, 2004. Mr. Elson received $87,500 during 2003 and $582,496 during 2004 in consulting fees for services rendered to Telewest Communications and was reimbursed for certain expenses prior to his appointment as Acting Chief Executive Officer. Mr. Elson resigned as Chairman of the board of Telewest on March 2, 2004.

(2) In addition to the annual bonus payment in respect of 2003, Mr. Smith received a retention bonus in the amount of (pound)100,000 and a one-time bonus payment in the amount of (pound)1,000 in 2003.

(3) The amounts of personal benefits for 2003 that represent more than 25% of Other Annual Compensation include: (i) a cash pension allowance in the amount of (pound)74,000 for Mr. Cook (ii) a cash pension supplement in the amount of (pound)80,289 for Mr. Burdick and (iii) a relocation allowance in the amount of (pound)19,531 and a cash pension supplement in the amount of (pound)22,373 for Mr. Smith. For more information about the cash pension allowance and cash pension supplement, see "--Employment Contracts and Termination of Employment and Change-in-Control Arrangements."

(4) As of December 31, 2003, Mr. Burdick held an aggregate of 185,915 shares of Telewest Communications restricted stock, having an aggregate value of (pound)3,532 on that date. In accordance with the terms of Mr. Burdick's severance package, he was entitled to retain 154,929 of those shares, which were convertible into 192 Telewest shares in connection with the financial restructuring of Telewest Communications.

(5) Stock Appreciation Rights (SARs) are rights granted to an employee to receive a bonus equal to the appreciation in the value of the company's stock for a predetermined number of shares over a specific period. None of the Named Executive Officers have been granted SARs.

(6)  All Other Compensation reflects contributions by Telewest
     Communications up to the earnings cap to a personal pension arrangement for Mr. Burdick and Telewest Communications' contributory pension scheme for Mr. Smith.


OPTION/STOCK APPRECIATION RIGHTS GRANTS IN 2003

     There were no stock option grants made to any of the Named Executive Officers during the years ended December 31, 2002 and 2003.

AGGREGATED OPTION EXERCISES FOR 2003 AND YEAR-END OPTION VALUES

     The following table provides information concerning the exercises of options on Telewest Communications' ordinary shares during the year ended December 31, 2003 by the Named Executive Officers and the value of unexercised options on Telewest Communications' ordinary shares held by each of the Named Executive Officers as of December 31, 2003.


                                                             NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED                   IN-THE-
                                                         OPTIONS/SARS AT FISCAL YEAR-         MONEY OPTIONS/SARS
                                                                    END (#)                    FISCAL YEAR-END ($)
                                                                    -------                    -------------------
                                 ACQUIRED        VALUE
                                ON EXERCISE     REALIZED                        UNEXERCISABLE
NAME                                (#)           ($)             EXERCISABLE         (2)         EXERCISABLE   UNEXERCISABLE
----                                ---           ---             -----------         ---         -----------   -------------
Anthony (Cob) Stenham                   --           --                    --          10,977              --            --
Charles Burdick (1)                     --           --                    --       2,837,676              --            --
Stephen Cook                            --           --                    --       2,231,151              --            --
Neil Smith                              --           --                    --         596,007              --            --

----------------------------------------------------------------------------------------------


(1) Charles Burdick resigned as group managing director and as a director of Telewest Communications and as a director and President and Chief Executive Officer of Telewest effective as of February 18, 2004. Barry Elson was appointed Acting Chief Executive Officer of Telewest Communications on February 18, 2004 and Acting Chief Executive Officer of Telewest on March 2, 2004 with effect from February 18, 2004.

(2) Certain of the options included within the number disclosed have reached the vesting date of the grant. However, such options remain unexercisable due to the performance conditions applied to the options not being met.


     All outstanding options and awards over shares of Telewest Communications, which were convertible into Telewest shares in connection with the financial restructuring of Telewest Communications, lapsed on July 21, 2004 except for options granted under the Flextech plc schemes, which will lapse by December 31, 2004, and certain rights employees have over Telewest Communications shares which have not yet been claimed.

COMPENSATION AND EMPLOYEE BENEFIT PLANS

   Telewest 2004 Stock Incentive Plan

     The Telewest 2004 Stock Incentive Plan, or the Plan, was adopted by our board of directors on June 2, 2004 and approved by our sole stockholder on July 5, 2004. The Plan is intended to encourage stock ownership by employees, directors and independent contractors of Telewest and its divisions and subsidiary and parent corporations and other affiliates, so that they may acquire or increase their proprietary interest in Telewest, and to encourage such employees, directors and independent contractors to remain in the employ or service of Telewest or its affiliates and to put forth maximum efforts for the success of the business.

     The Plan provides for the grant of Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Restricted Stock Units and Share Awards (each as defined in the Plan). Incentive Stock Option grants are intended to qualify under Section 422 of the Internal Revenue Code. The aggregate number of shares of our common stock that may be subject to option grants or awards under the Plan is 24,500,000, subject to adjustment upon the occurrence of certain enumerated corporate transactions. An individual may not be granted options to purchase or be awarded more than 4,000,000 shares of our common stock in any one fiscal year. The Plan is designed so that option grants are able to comply with the requirements for "performance-based" compensation under Section 162(m) of the Internal Revenue Code and the conditions for exemption from the short-swing profit recovery rules of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

     The compensation committee of our board of directors, or any other committee appointed by our board of directors, administers the Plan and generally has the right to grant options or make awards to eligible individuals, to determine the terms and conditions of all grants and awards, include vesting schedules and exercise price (where appropriate), and to amend, suspend or terminate the Plan at any time. Each grant or award made pursuant to the Plan will be evidenced by an award agreement which will state the terms and conditions of the grant or award as determined by the compensation committee.

     Persons eligible to receive grants or awards under the Plan include employees, directors and independent contractors of Telewest and its divisions and subsidiary and parent corporations and other affiliates. The term of an Incentive Stock Option under the Plan may not exceed 10 years from the date of the grant and the term of a Non-Qualified Stock Option may not exceed 11 years from the date of the grant.

     Unless otherwise set forth in an employee's, director's or independent contractor's respective award agreement, under the Plan all outstanding options or Restricted Stock or Restricted Stock Units become immediately exercisable, lose all restriction or become fully vested upon the occurrence of an acceleration event. An acceleration event generally means:

     o the acquisition of 30% or more of our voting capital stock, excluding stock purchases directly from us;

     o the replacement of a majority of our board of directors or their approved successors;

     o the consummation of a merger or consolidation of us or one of our subsidiaries with another entity, other than

     o a transaction in which our stockholders continue to hold 50% or more of the voting power of the successor; or

     o    various recapitalizations;

     o the consummation of a sale of all or most of our assets, other than a sale to an entity of which more than 50% of its voting power is held by shareholders of Telewest; or

     o    stockholder approval of our liquidation or dissolution.

     Under the terms of the Plan, in the event of a transaction affecting our capitalization, the compensation committee of our board of directors shall proportionately adjust the aggregate number of shares available for options and awards, the aggregate number of options and awards that may be granted to any person in any calendar year, the number of such shares covered by outstanding options and awards, and the exercise price of outstanding options to reflect any increase or decrease in the number of issued shares so as to in the compensation committee's judgment and sole discretion prevent the diminution or enlargement of the benefits intended by the Plan. The compensation committee has not made any determination at this time whether any such adjustments will be made.

     In general, it is expected that the vesting of equity awards granted to our employees will not accelerate upon the occurrence of an acceleration event, as defined in the Plan, so long as, in connection with the acceleration event, the grantee receives an offer of continued employment with substantially similar compensation and employee benefits. In addition, it is also expected that with respect to key individuals, including Mr. Stenham and Mr. Tveter, 50% of the unvested portion of such person's equity award will vest upon the occurrence of an acceleration event, and the remaining 50% will vest if such person is not offered continued employment with substantially similar compensation and employee benefits.

     The following table sets forth the number of shares of restricted stock and the number of options to purchase shares that were granted by the compensation committee on July 9, 2004 and October 8, 2004 to our directors, officers and employees.

                                                                            TOTAL NO. OF
                                                                               OPTION
                                                                               SHARES
                                                           TOTAL NO. OF     (at indicated
                                                             SHARES OF        exercise
                                                         RESTRICTED STOCK      price)       EXERCISE PRICE
                                                         ----------------      ------       --------------
DIRECTORS
     Anthony (Cob) Stenham                                      18,007         1,225,000             $13.70
                                                                                 367,500             $00.01
     Barry R. Elson                                            245,000           980,000             $13.70
     William Connors                                                --           229,688             $13.70
     John H. Duerden                                                --           229,688             $13.70
     Marnie S. Gordon                                               --           229,688             $13.70
     Michael Grabiner                                               --           229,688             $13.70
     Donald S. La Vigne                                             --           229,688             $13.70
     Michael McGuiness                                              --           229,688             $13.70
     Steven R. Skinner                                              --           229,688             $13.70
                                                               -------         ---------
        DIRECTORS AS A GROUP (9 PERSONS)                       263,007         4,180,316

EXECUTIVE OFFICERS THAT ARE NOT DIRECTORS
     Eric J. Tveter                                                 --           500,000             $13.70
                                                                                 100,000             $00.01
     Neil Smith                                                 12,005           234,234             $13.70
                                                                                  54,022             $00.01
     Stephen Cook                                               12,005           180,180             $13.70
                                                                                  30,012             $00.01
                                                               -------         ---------
        EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS AS A
          GROUP (3 PERSONS)                                     24,010         1,098,448
EMPLOYEES WHO ARE NOT EXECUTIVE OFFICERS AS A GROUP             31,529         4,149,815
DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES AS A GROUP         318,546         9,428,579


EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     Anthony (Cob) Stenham. Telewest Global entered into an agreement with Mr. Stenham relating to his role as chairman of our board on July 19, 2004. Pursuant to that agreement, Mr. Stenham is entitled to:

     o a signing bonus in an amount such that when added to the fee earned in respect of the period of service on the board of directors from February 18, 2004 through the completion of the financial restructuring, he would have been paid at an annual rate of (pound)450,000 in respect of such period;

     o    base compensation of (pound)450,000 per annum;

     o a bonus opportunity equivalent to that available to other members of the senior leadership team;

     o substantially the same medical benefits as provided to other members of the senior leadership team;

     o 1,225,000 options vesting in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a five-year period, at an exercise price of $13.70 per share (subject to adjustment in certain circumstances); and

     o 367,500 options vesting in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a five year period, at an exercise price of $0.01 per share.

     Under the terms of the agreement, Mr. Stenham's engagement may be terminated immediately at any time, provided that Mr. Stenham is entitled to a severance payment of (pound)450,000 if such termination is without cause.

     Charles Burdick. Charles Burdick resigned as Group Managing Director and as a director of Telewest Communications and as President, Chief Executive Officer and a director of Telewest effective as of February 18, 2004. In connection with his resignation, Telewest Communications agreed to pay Mr. Burdick his current salary and benefits until the earlier of the completion of the financial restructuring and December 31, 2004, at which point Telewest Communications agreed to pay Mr. Burdick a lump sum equal to one year's salary. In addition, Telewest Communications agreed to pay to Mr. Burdick's legal advisors up to (pound)1,000 in legal fees incurred in connection with his termination of employment, and to pay Mr. Burdick (pound)1,000 for certain amendments to his existing service agreement pursuant to which Mr. Burdick agreed not to become employed or engaged by any of BT, BSkyB or NTL in any executive or consultancy capacity without the prior written consent of Telewest for a period of 12 months immediately following his resignation. On July 14, 2004 the Compensation Committee of our board of directors awarded Mr. Burdick a bonus of (pound)180,000 in respect of 2003.

     Barry Elson. Telewest Communications entered into a letter agreement with Barry Elson, dated February 13, 2004. Pursuant to the letter agreement with Telewest Communications, Mr. Elson agreed to act as Acting Chief Executive Officer of Telewest Communications through the effective date of Telewest Communications' financial restructuring (July 15, 2004) in return for $5,000 for each day that services were performed for Telewest Communications. Mr. Elson's services were terminable at any time, entitling him to a severance payment equal to $58,333 per month during which he was Acting Chief Executive Officer, up to a maximum of $700,000.

     Mr. Elson also entered into a letter agreement with Telewest, dated February 18, 2004. Pursuant to the letter agreement with Telewest, Mr. Elson agreed that he would be prepared to serve as Acting Chief Executive Officer and a member of the board of directors of Telewest through the nine-month anniversary of the effective date of Telewest Communications' financial restructuring, which occurred on July 15, 2004. Through the effective date of the financial restructuring, Mr. Elson was compensated pursuant to his letter agreement with Telewest Communications. On July 9, 2004, the Compensation Committee of our board of directors approved a compensation package that, pursuant to an employment agreement which we intend to enter into with Mr. Elson, would entitle Mr. Elson from the effective date of the financial restructuring through the nine-month anniversary of that date to:

     o an annual base salary of $700,000 plus an annual bonus of up to $200,000 in cash or stock dependent on his meeting various targets to be set by the board;

     o 245,000 fully vested options and 735,000 options vesting in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a five-year period, at an exercise price of $13.70 per share (subject to adjustment in certain circumstances);

     o 245,000 shares of restricted stock vesting in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a three-year period, to be held by us in escrow until the earlier of the one-year anniversary of the final vesting date and the termination of his employment; and

     o a severance payment equal to $58,333 per month during which he serves as Acting Chief Executive Officer up to a maximum of $700,000, payable upon termination without cause or at the nine-month anniversary of the effective date of the financial restructuring if Telewest does not offer continued employment as Chief Executive Officer.

     Eric Tveter. Eric Tveter entered into an employment agreement with Telewest dated as of July 19, 2004 in which he agreed to serve as President and Chief Operating Officer of Telewest. The employment agreement terminates on December 31, 2007 but is subject to automatic renewal for one-year periods unless either party provides 60 days' prior written notice that the employment term shall not be extended. Pursuant to that employment agreement, Mr. Tveter is entitled to:

     o an annual base salary of $500,000 plus an annual bonus of up to $500,000 in cash or stock dependent on his meeting various targets set by the board;

     o 100,000 fully vested options and 400,000 options vesting in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a five-year period, at an exercise price of $13.70 per share (subject to adjustment in certain circumstances);

     o 100,000 shares of restricted stock or options to purchase 100,000 shares of common stock at an exercise price of $0.01 per share, in each case, 25,000 of which will vest at December 31, 2004 and the remaining 75,000 will vest in arrears, subject to ratable acceleration upon the satisfaction of performance goals measured annually over a three-year period, to be held in escrow by us until the earlier of the one-year anniversary of the final vesting date and the date of the termination of his employment;

     o expatriate benefits, include a housing, transportation and education allowance and tax-equalization benefits; and

     o one-year's salary and benefits and a bonus for any completed year in the event that he terminates his employment for good reason or Telewest terminates his employment without cause.

     Stephen Cook. Flextech plc entered into an employment agreement with Stephen Cook dated October 21, 1998. Stephen Cook's employment agreement was subsequently transferred to Telewest Communications Group Limited on June 22, 2000. The employment agreement was amended on July 17, 2003, and remains in effect unless terminated by either party giving the other party not less than 12 months' notice.

     Mr. Cook's current basic annual salary is (pound)381,100 and he is entitled to a performance-based bonus at the sole discretion of the board, a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. A cash sum of 20% of Mr. Cook's gross basic annual salary is paid to him to use for his personal pension arrangements (this payment is subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme).

     Neil Smith. Telewest Communications Group Limited entered into an employment agreement with Neil Smith dated March 6, 2000. The employment agreement was amended on September 24, 2002 and August 25, 2003 and remains in effect unless terminated by Mr. Smith giving the employing company not less than 6 months' notice and by the employing company giving Mr. Smith not less than 12 months' notice.

     Mr. Smith's current basic annual salary is (pound)262,500 and he is entitled to a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions are made to a contributory pension scheme of 20% of his gross basic annual salary up to the earnings cap and an additional cash sum of 20% of his gross basic annual salary above the earnings cap is paid to him for his personal pension arrangements (these payments are subject to a personal contribution of 10% of his gross basic annual salary to the scheme).

                               UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  FORM 8-K

                               CURRENT REPORT

                   Pursuant to Section 13 or 15(d) of the
                      Securities Exchange Act of 1934

    Date of Report (Date of earliest event reported): December 8, 2004


                           TELEWEST GLOBAL, INC.

           (Exact name of registrant as specified in its charter)



        Delaware                     000-50886                  59-3778247
(State of incorporation)      (Commission File Number)        (IRS Employer
                                                          Identification No.)



                         160 Great Portland Street
                       London W1W 5QA, United Kingdom

            ----------------------------------------------------
            (Address of principal executive offices) (zip code)

    Registrant's telephone number, including area code: +44-20-7299-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

          ITEM 5.03   AMENDMENT TO BY-LAWS

On December 8, 2004, the Board of Directors of Telewest Global, Inc. resolved to appoint Wilmington Trust SP Services (Delaware), Inc. as registered agent in the State of Delaware and to change the registered address of Telewest Global, Inc. to 1105 North Market Street, Suite 1300, Wilmington, Delaware,19801. Accordingly, Article I, Section 1 of the Restated By-laws was amended to reflect these changes and now reads as follows:

          "The registered office of the Corporation shall be located at 1105 North Market Street, Suite 1300, Wilmington, Delaware,19801. The name of its registered agent at that address is Wilmington Trust SP Services (Delaware), Inc."

The amendment of the Restated By-laws became effective as of December 8, 2004 and the amended Restated By-laws are attached as Exhibit 10.1.

EXHIBITS

Exhibit 10.1 Amended and Restated By-Laws of the Issuer, as of December 8,
2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          TELEWEST GLOBAL, INC.

Dated:  December 14, 2004                 By:   /s/ Clive Burns
                                              ----------------------------
                                              Name:  Clive Burns
                                              Title: Company Secretary

                               UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  FORM 8-K

                               CURRENT REPORT

                   Pursuant to Section 13 or 15(d) of the
                      Securities Exchange Act of 1934

    Date of Report (Date of earliest event reported): December 21, 2004
                           TELEWEST GLOBAL, INC.

           (Exact name of registrant as specified in its charter)

         Delaware                File No. 000-50886             59-3778247
 (State of incorporation)     (Commission File Number)        (IRS Employer
                                                           Identification No.)

                         160 Great Portland Street
                       London W1W 5QA, United Kingdom

                    ------------------------------------

            (Address of principal executive offices) (zip code)

    Registrant's telephone number, including area code:    +44-20-7299-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

ITEM 2.03   CREATION OF A DIRECT FINANCIAL OBLIGATION

     On December 21, 2004, Telewest UK Limited and Telewest Communications Networks Ltd. ("TCN") and certain of its direct and indirect subsidiaries and associated partnerships (together, the "TCN Group") entered into a pound 1,550,000,000 Senior Facilities Agreement (the "Senior Facilities Agreement") and a pound 250,000,000 Second Lien Facilities Agreement (the "Second Lien Facility Agreement", and together with the Senior Facilities Agreement, the "Facilities Agreements"). Barclays Capital, BNP Paribas, Citigroup Global Markets Limited, Credit Suisse First Boston, Deutsche Bank AG London and Royal Bank of Scotland acted as bookrunners. Barclays Bank plc acted as Facility Agent, Security Trustee and US Paying Agent in connection with the Facilities Agreements and GE Capital Structured Finance Group Limited acted as Administrative Agent in connection with the Senior Facilities Agreement. All capitalized terms not defined herein have the meaning given to them in the Senior Facilities Agreement and the Second Lien Facility Agreement, as applicable.

     The proceeds of the Term Facilities and the Second Lien Facility (described below) are intended to finance the repayment of amounts due and payable under Telewest's existing senior facilities (including without limitation, by way of principal, interest, break costs, fees and expenses, commission and any other premiums) and any fees, costs and expenses due and payable in connection with this financing. The Revolving Facility (described below) is intended to finance the general working capital requirements and the general corporate purposes of the TCN Group.

     It is anticipated that Telewest will draw down all of the Facilities, except the Revolving Facility, on [30] December. The Facilities remain subject to normal closing conditions.

TRANCHES, AVAILABILITY AND AMORTIZATION

     The Facilities under the Facilities Agreements comprise the following tranches:

 (a) A 7-year amortizing term loan facility of pound 700,000,000, available in Sterling in a single drawing ("Tranche A"). Tranche A amortizes semi-annually starting with a pound 5 million payment on June 30, 2005 and increasing incrementally to pound 80 million for the last five payments;

 (b) An 8-year multi-currency term loan facility of pound 425,000,000, available in Euro, U.S. Dollars and/or Sterling in a single drawing, payable in two equal instalments 7 1/2 and 8 years after the date of the Senior Facilities Agreement (the "Closing Date") ("Tranche B");

 (c) A 9-year multi-currency term loan facility of pound 325,000,000, available in Euro, U.S. Dollars and/or Sterling in a single drawing, payable in two equal instalments 8 1/2 and 9 years after the Closing Date ("Tranche C" and, together with Tranche A and Tranche B, the "Senior Term Facilities");

 (d) A 7-year revolving loan facility in a maximum amount of pound 100,000,000, available in Sterling (the "Revolving Facility" and, together with the Senior Term Facilities, the "Senior Facilities"); and

 (e) A 9 1/2 year second lien term loan facility of pound 250,000,000, available in Sterling in a single drawing, payable 9 1/2 years after the date of the Second Lien Facility Agreement (the "Second Lien Facility" and, together with the Senior Facilities, the "Facilities").

INTEREST

     Tranches A, B and C and the Revolving Facility will bear interest at a rate of (a) EURIBOR (for any Euro-denominated advance) or LIBOR (for any advance denominated in another currency) plus (b) the applicable cost of complying with any reserve requirements plus an applicable margin. The applicable margin for Tranche A and the Revolving Facility is 2.25% per annum, for Tranche B, in case of an Euro-denominated advance, 2.375% per annum, in case of a Dollar-denominated advance, 2.25% per annum, and in case of a Sterling-denominated advance, 2.50% per annum, for Tranche C, in case of an Euro-denominated advance, 2.875% per annum, in case of a Dollar-denominated advance, 2.75% per annum, and in case of a Sterling-denominated advance, 3.00% per annum, and for the Second Lien Facility 4.00% per annum.

     In addition, the applicable margin for Tranche A and the Revolving Facility is subject to a margin ratchet from and after the first quarter date occurring at least 6 months after the Closing Date based upon the ratio of Consolidated Net Borrowings to Consolidated Annualized TCN Group Net Operating Cash Flow ranging between 1.50% and 2.25%. The applicable margin for the Tranche B is subject to a margin ratchet such that, from and after the first quarter date occurring at least 6 months after the Closing Date on which the ratio of Consolidated Net Borrowings to Consolidated Annualized TCN Group Net Operating Cash Flow is less than or equal to 3.0 to 1.0, the Tranche B margin shall be reduced by 25 basis points.

MANDATORY PREPAYMENTS

     The TCN Group is subject to certain customary mandatory prepayment events under the Facilities Agreements, including:

  o To the extent Excess Cash Flow exceeds pound 10 million, 50% of such Excess Cash Flow in the event that the ratio of Consolidated Total Debt to Consolidated Annualised TCN Group Net Operating Cash Flow is greater than 3.5 to 1.0, or 25% of such Excess Cash Flow in the event such ratio is 3.5 to 1.0 or less but more than 2.75 to 1.0. No mandatory prepayment from Excess Cash Flow is required if the ratio of Consolidated Total Debt to Consolidated Annualised TCN Group Net Operating Cash Flow is 2.75 to 1.0 or less.

  o Net Proceeds received by any member of the TCN Group from Disposals and Insurance Recoveries, subject to certain exemptions, to the extent such Net Proceeds exceed, in each case, pound 6 million.

  o Subject to certain exemptions, 50% of the Net Proceeds in excess of pound 10 million of any Financial Indebtedness raised by the Ultimate Parent, Telewest UK or any member of the TCN Group in connection with any single raising of Financial Indebtedness.

  o  Subject  to  certain  exemptions  and to the  extent  Equity  Proceeds
     (proceeds from certain public equity offerings) exceed pound 10 million, 50% of such Equity Proceeds in respect of any single raising of equity in the event that the ratio of Consolidated Total Debt to Consolidated Annualised TCN Group Net Operating Cash Flow is more than
     3.5 to 1.0, or 25% of such Equity Proceeds in respect of any single raising of equity, in the event such ratio is 3.5 to 1.0 or less but is more than 3.0 to 1.0. No mandatory prepayment from Equity Proceeds is required if the ratio of Consolidated Total Debt to Consolidated Annualised TCN Group Net Operating Cash Flow is 3.0 to 1.0 or less.

COVENANTS

Affirmative Covenants

     The Facilities Agreements contain a number of affirmative covenants, including requirements on each party to own the assets necessary and material in the conduct of its business. In addition, the TCN Group is subject to financial maintenance tests, including the following liquidity, coverage and leverage ratio tests:

  o The ratio of the TCN Group's Consolidated Net Borrowings as at the relevant test date to Consolidated Annualised TCN Group Net Operating Cash Flow for the Semi-Annual Period ending on that test date cannot exceed a stated ratio which decreases each quarter from 4.40 for the quarter ending March 21, 2005 to 2.50 for the quarter ending June 30, 2010 and thereafter;

  o The ratio of the TCN Group's Consolidated Annualised TCN Group Net Operating Cash Flow for the Semi-Annual Period ending on the relevant test date to Total Interest Charges calculated on an annualised basis based on the Total Interest Charges for such Semi-Annual Period, cannot be less than a stated ratio, which increases each quarter from
     2.35 for the quarter ending March 31, 2005 to 4.50 for the quarter ended June 30, 2010 and thereafter;

  o The ratio of TCN Group's Consolidated TCN Group Cash Flow in respect of the twelve month period ending on each relevant testing date commencing with 30 June 2005 to Consolidated Debt Service for such twelve month period, cannot be less than 1.0; and

  o The total amount of Capital Expenditure during each financial year of the TCN Group cannot exceed the aggregate of the Capital Expenditure Allowance plus up to 25% of the Capital Expenditure Allowance for the immediately preceding financial year. The Capital Expenditure Allowance for the financial year ending 31 December 2005 is pound 315 million, for the financial year ending December 31, 2006 is pound 330 million; thereafter such allowance decreases each financial year to pound 285 million for the financial year ending on December 31, 2011.

Negative Covenants

     The TCN Group is further subject to customary negative covenants including, among other things, limitations on Indebtedness, Encumbrances, Asset Dispositions, Restricted Payments, Affiliate Transactions, Change of Business, Dividends, Distributions and increases in Share Capital.

     The covenants contained in the Facilities Agreements could affect Telewest's ability to operate its business and may limit its ability to take advantage of potential business opportunities as they arise.

EVENTS OF DEFAULT

     The Facilities Agreements are subject to acceleration, after the passage of any applicable grace period, by written notice to TCN upon the occurrence of an event of default. Events of default under the Facilities Agreements include:

  o  Non-Payment of sums due under any of the relevant finance documents;

  o Failure of an entity to comply with certain of the covenants applicable to it;

  o Failure by any member of the borrowing group to perform or comply with any obligations in any of the relevant finance documents;

  o Any material misrepresentation by any member of the borrowing group (or, prior to its accession, Telewest Global Finance LLC) in any applicable finance document or other document delivered pursuant thereto;

  o Non-payment of certain indebtedness of any TCN Group member, or cancellation of any commitments for any of that indebtedness, if the aggregate amount of such indebtedness is more than pound 35 million;

  o  The insolvency of certain entities;

  o The winding-up, dissolution, reorganization of certain entities or the appointment of a liquidator or receiver of such entities' revenues and assets;

  o Any execution, distress or diligence being levied against certain entities, or an encumbrancer taking possession of property or assets having an aggregate value of more than pound 1 million;

  o The occurrence of events under the laws of any jurisdiction which would have a similar effect to certain entities being insolvent, wound-up or under distress;

  o Any member of the borrowing group repudiating any of the finance documents to which it is party;

  o The unlawfulness for any member of the borrowing group to perform or comply with its obligations under the relevant finance documents;

  o The failure by any member of the borrowing group to comply with the applicable intercreditor deeds;

  o  The revocation of certain authorizations which is reasonably likely to
     have  a  material  adverse  effect,   as  defined  in  the  Facilities
     Agreements (a "Material Adverse Effect");

  o The occurrence of any event or circumstances which would have a Material Adverse Effect;

  o  The  resignation  of  Telewest's  auditors  of  their  appointment  as auditors to the Group or the TCN Group as a result of the investigation detailed in Telewest's press release dated December 15, 2004, under circumstances which, in the opinion of the Facility Agent, acting on the instructions of lenders to whom in aggregate more than 66 2/3% of the aggregate amount of outstandings are owed, are materially adverse to the credit of the lenders (taken as a whole); and

  o  The   commencement   of  any  material   litigation,   arbitration  or
     administrative proceeding which is reasonably likely to have a Material Adverse Effect.

     As a result of a default, Telewest's senior lenders could cause all of the outstanding indebtedness under the Facilities to become due and payable, require Telewest to apply all of its cash to repay the indebtedness or prevent Telewest from making debt service payments on any other indebtedness that its owes. If Telewest's indebtedness is accelerated, it may not be able to repay its debt or borrow sufficient funds to refinance that debt. In addition, any default under the
Facilities, or agreements governing Telewest's other existing or future indebtedness, is likely to lead to an acceleration of indebtedness under any other debt instruments that contain cross-acceleration or cross-default provisions. If the indebtedness under the Facilities is accelerated as a result of a default, Telewest is unlikely to have sufficient assets to repay that debt, and/or other indebtedness then outstanding.

CALL PROTECTION ON THE SECOND LIEN FACILITY

     Any prepayment of the Second Lien Facility within 12 months after the Closing Date ("Non-Call Period") will be subject to payment of a Make Whole Premium. Such Make Whole Premium is calculated on the basis of the greater of (a) 1.00 % of the Outstandings to be repaid and (b) the difference on the proposed prepayment date between (i) the present value of 102.00% of the relevant Outstandings and any interest that would have accrued on such Outstandings from the proposed prepayment date to and including the last day of the Non-Call Period, computed using a discount rate equal to the Gilt Rate plus 0.50%, and (ii) the principal amount of the relevant Outstandings. After the end of the Non-Call Period, prepayment may be made in whole or in part, subject to a Prepayment Premium equal to the following percentages of the principal amount of the Outstandings under the Second Lien Facility being prepaid: (i) 2.00% prior to the second anniversary of the Closing Date, (ii) 1.00% after the second anniversary of the Closing Date but prior to the third anniversary of the Closing Date, and (iii) 0.00% thereafter.

ITEM 9.01      EXHIBITS

Exhibit 99.1 Press release issued by Telewest Global, Inc. on December 21, 2004 announcing that on December 21, 2004 its subsidiary Telewest Networks Communications Limited has executed a pound 1,550,000,000 Senior Facilities Agreement and a pound 250,000,000 Second Lien Facilities Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            TELEWEST GLOBAL, INC.

Dated:  December 22, 2004                   By:  /s/ Clive Burns
                                                ---------------------------
                                                Name:  Clive Burns
                                                Title: Company Secretary